UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment and Resignation of Director

The board of directors of Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) has appointed Mr. Tan Boon Chye (Darren), its Chief Commercial Officer, as a director on the board of the Company. Mr. Darren Tan was appointed to replace Ms. Jianing Lu, who resigned from the board of the Company on the same day. Ms. Lu’s appointment as the Chief Financial Officer of the Company continues and is not affected by such change of directorship.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: March 30, 2026